FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	Schedule A

Name Of Issuer:	Westrange Corp.

Address of Issuer:	201-2500 13th Avenue
Regina, Saskatchewan
S4P 0W2

Contact Person:	Lionel Kambeitz

Contact's Position:	Chairman and Chief Executive Officer

Contact's Telephone Number:	(306) 545-2277

For the second quarter period ended:	June 30, 2002

Date of Report:	August 30, 2002

CERTIFICATE

the schedules required to complete this InTERIM report are attached and the disclosure contained Therein haVE been approved by the board of directors. A copy of this SECOND fiscal quarter end report will be provided to any shareholder who requests it. Please note this form is incorporated as part of the required filing of schedule a.

/s/Lionel Kambeitz	August 30, 2002
Lionel Kambeitz, Chairman CEO and Director	Date signed

/s/Kevin Sidloski	August 30, 2002
Kevin Sidloski, Director	Dated signed

WESTRANGE Corp.

Consolidated Balance Sheets
(in Canadian dollars)

	As at June 30, 2002	As at Dec. 31, 2001
Unaudited	$	$
Assets
Current assets:
Cash	82,956	79,437
Accounts receivable	132,104	559,730
Current portion of note receivable (note 14)	80,000	0
Income tax recoverable	0	1,760
Current assets of discontinued operations (note 5)	0	8,950
	295,060	649,877
Mortgage receivable (note 6)	103,105	107,829
Capital assets (note 7)	65,412	544,020
Long term note receivable (note 14)	320,000	0
	783,577	1,301,726
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	263	144,130
Current portion of long-term debt (note 8)	54,638	183,105
	54,901	327,235
Long-term debt (note 8)	0	404,642
Shareholders' equity:
Share capital	1,183,046	1,049,546
Deficit	(454,370)	(479,697)
	728,676	569,849
	783,577	1,301,726

See accompanying notes to consolidated financial statements

Approved by the Board of Directors
/s/	/s/
Director	Director

WESTRANGE Corp.

Consolidated Statements of Operations and Deficit
(in Canadian dollars)

	Period Ended June 30, 2002	Period Ended June 30, 2001
Unaudited	$	$
Revenue:
Lease	27,048	33,681
	27,048	33,681
Expenses:
General and administration	77,471	95,448
Amortization	30,798	37,914
Interest on long-term debt	0	5,357
	108,269	138,719
Loss before the undernoted	(81,221)	(105,038)
Other income (loss):
Interest and other income	3,812	5,265
	3,812	5,265
Net loss from continued operations (note 13)	(77,409)	(99,773)
Discontinued operations (note 5)
Gain on sale	144,385	0
Loss from discontinued operations	(41,649)	0
Profit for the year (note 13)	25,327	(99,773)
Deficit – Beginning of year	(479,697)	(428,417)
Deficit – End of year	(454,370)	(528,190)

See accompanying notes to consolidated financial statements

WESTRANGE Corp.

Consolidated Statements of Cash Flows
For the six month period ending June 30, 2002 and 2001
(in Canadian dollars)
	Period Ended June 30, 2002	Period Ended June 30, 2001
Unaudited	$	$

Cash flows from operating activities:
Net loss from continuing operations	(77,409)	(99,773)
Items not affecting cash:
Amortization	30,798	37,917
Change in working capital other than cash	214,469	(27,140)
Cash from continuing operations	167,858	(88,999)
Financing Activities:
Repayment of long-term debt	(533,109)	(25,737)
Issuance of Common Shares	133,500	0
	(399,609)	(25,737)

Investing Activities:
Proceeds from mortgage receivable	4,727	0
Proceeds from note receivable	(320,000)	0
Proceeds on disposal of capital assets	447,811	4,578
	132,538	4,578
Increase (decrease) in cash
from continuing operations	(99,216)	(110,158)
Decrease in cash
from discontinued operations	(41,649)	0
Gain on sale of discontinued operations	144,385	0
Increase (decrease) in cash	3,520	(110,158)
Cash and cash equivalents – Beginning of quarter	79,437	114,404
Cash and cash equivalents – End of quarter	82,957	4,246

See accompanying notes to consolidated financial statements

WESTRANGE Corp.

Consolidated Statements of Cash Flows
For the three-month period ending June 30, 2002 and 2001
(in Canadian dollars)
	Period Ended June 30, 2002	Period Ended June 30, 2001
Unaudited	$	$

Cash flows from operating activities:
Net loss from continuing operations	67,968	(40,070)
Items not affecting cash:
Amortization	(6,813)	18,967
Change in working capital other than cash	144,757	(12,744)
Cash from continuing operations	205,912	(33,857)
Financing Activities:
Repayment of long-term debt	(517,291)	(10,864)
Issuance of Common Shares	33,500	0
	(483,791)	(10,864)

Investing Activities:
Proceeds from mortgage receivable	2,134	0
Proceeds from note receivable	(320,000)	0
Proceeds on disposal of capital assets	452,039	1,988
	134,173	1,988
Increase (decrease) in cash
from continuing operations	(143,706)	(42,733)
Decrease in cash
from discontinued operations	(41,649)	0
Gain on sale of discontinued operations	144,385	0
Increase (decrease) in cash	(40,970)	(42,733)
Cash and cash equivalents – Beginning of quarter	123,927	46,979
Cash and cash equivalents – End of quarter	82,957	4,246

See accompanying notes to consolidated financial statements

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
June 30, 2002 and 2001, and the Year Ended December 31, 2001

1.         Nature of operations:

The Corporation was incorporated under the Business Corporations Act (Alberta), on November 26, 1996.

        From the date of its Major Transaction, May 21, 1999 through to the first quarter of 2001, its principal business activity had been that of equipment leasing. Since the first quarter of fiscal 2001, the corporation's major business has been that of energy, electrical and telephone infrastructure planning, construction and maintenance, as performed through its subsidiary Terra Fibre Utility Corp. The operating assets of this subsidiary were sold June 30, 2002, as described in note 14. Westrange will continue to diversify its core business competencies by exploring investment opportunities in the alternative energy sector.

        The principal business activity of the Corporation during fiscal 1999, as performed through its subsidiary Bowser Petroleum (1992) Ltd. ("Bowser"), was to provide maintenance and environmental remediation services to oil and gas pipeline contractors and to petroleum retailers. The operating assets of this subsidiary were sold during 2000, as described in note 5.

2.         Significant accounting policies:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Those principles which have a significant impact on the consolidated financial statements are summarized below.

Consolidation
The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.

Capital assets
The Corporation amortizes its capital assets over their estimated useful lives utilizing the declining-balance method at the following rates:

Buildings	4%
Equipment	20 - 30%
Computer equipment and vehicles	30%

Revenue recognition

Lease revenue is recognized on an accrual basis in accordance with the terms of the lease agreement.

        Revenue for services rendered in connection with construction fixed price contracts is recognized using the percentage of completion method. The cumulative effect of any revisions to complete contracts in process is reflected in the period when they become known.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
June 30, 2002 and 2001, and the Year Ended December 31, 2001

2.          Significant accounting policies (continued)

Mortgage receivable
The mortgage receivable is valued at the lower of cost and net realizable value.

Income taxes
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future income tax assets are evaluated and if realization is not considered "more likely than not" a valuation allowance is provided.

Use of estimates
Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year to prepare these financial statements in conformity with Canadian generally accepted accounting principles. Actual results could differ from these estimates.

3.         Change in accounting policy:

In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, "Income Taxes" ("Section 3465"). Effective January 1, 2000, the Corporation adopted Section 3465, which requires a change from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes as described in note 2.

        The Corporation has adopted this standard retroactively and has not recognized any future income tax asset or liability in the current or prior periods (see note 13). Accordingly, the adoption of the new accounting standard does not result in a restatement of the prior period financial statements.

4.          Business combinations:

On July 1, 2001, the Corporation assumed additional long-term debt in the amount of $568,179, related to the acquisition of certain equipment, with a fair value of $321,000, through its Terra Fibre Utility Corp. subsidiary. In addition, the Corporation sold its infrastructure development rights for proceeds of $81,522, and acquired accounts receivable in the amount of $328,701 as a part of this acquisition.

Terra Fibre Utility Corp. was sold June 30, 2002 (see note 14).

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
June 30, 2002 and 2001, and the Year Ended December 31, 2001

5.          Discontinued operations:

On August 18, 2000, the Corporation disposed of the net operating assets and business operations of Bowser. To August 18, 2000, the Corporation recorded an operating loss of $55,227 (1999 – operating income of $2,787) net of income tax recovery of $8,950 (1999 – $0) in respect of Bowser. Net revenues applicable to Bowser to the date of disposition were $220,366 (1999 - $614,128).

        The consideration received on the sale of Bowser's net operating assets and business operations consisted of cash proceeds of $196,392, including bank indebtedness of $67,392, resulting in a loss on disposition of $31,081. The total assets, other than cash, and total liabilities sold were $261,001 and $33,528, respectively.

                These financial statements have been restated to reflect the decision by management to sell the operations of Terra Fibre Utility Corp. on June 30, 2002. The results of operation of Terra Fibre Utility Corp. for the period ended June 30, 2002 have been presented as discontinued operations in the statement of operations.

                For the period ended June 30, 2002 sales of this business were $1,117,509 and loss before income taxes was $41,649. As at June 30, 2002 total net assets of Terra Fibre Utility Corp. included accounts receivable of $825,943, equipment inventory of $81,414, fixed assets less depreciation $277,490, current liabilities of $517,592.

6.          Mortgage receivable:

Mortgage receivable bearing interest at eight per cent per annum, repayable in monthly installments of $1,406, including principal and interest, due October 31, 2010. The mortgage receivable is secured by the land and building mortgaged.

7.          Capital assets at cost less accumulated amortization:

		As at June 30, 2002
Cost		Accumulated Amortization	Net Book Value

Equipment	$212,910	$147,498	$65,412

		As at December 31, 2001
Cost		Accumulated Amortization	Net Book Value

Equipment	$564,036	$185,127	$378,909
Vehicles	26,797	10,853	15,944

Equipment held for sale	149,167	0	149,167
	$740,000	$195,980	$544,020

Certain equipment, which is not employed in current operations, has been segregated pending disposition and is carried at an amount not exceeding management's best estimate of net realizable value.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

June 30, 2002 and 2001 and the Year Ended December 31, 2001

8.         Long-term debt:
	June 30/02	Dec 31/01

Bank loan payable in monthly
installments of $833 plus interest at bank
prime plus 1 per cent, due December 2002,
secured by land and building	$5,000	$10,000

Bank loan payable in monthly
installments of $4,238, including interest
at 8.75 per cent, due June 2003, secured
by equipment	44,638	67,522

Bank loan payable in monthly
installments of $666, plus interest at bank
prime plus 1.5 per cent, due December 2002,
secured by equipment	5,000	9,001

Loan Payable to Teckon Contractors Inc.
("Teckon") in installments of $21,750 including interest
at 12.75 percent to be made in the months of January and June through December of each year, due 2005.
Security consisting of the equipment acquired as
described in note 4(a), has been provided to CitiCapital
on behalf of Teckon. In the event of repossession
of the equipment by CitiCapital, the Corporation
would be absolved of its responsibility to repay
the loan to Teckon and would receive the excess
of any disposal proceeds over the amount of the
loan outstanding.	0	501,224
	54,638	587,747
Less: Current portion	54,638	183,105
	$0	$404,462

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

June 30, 2002 and 2001 and the Year Ended December 31, 2001
  Share capital:

Authorized:

An unlimited number of common shares

An unlimited number of preferred shares

Issued:
	As at June 30, 2002		As at December 31, 2001
	Number	Amount	Number	Amount
		$		$
Common shares
Balance, beginning of year	6,298,581	1,049,546	6,108,581	859,546
Issued under private placement	100,000	(1)100,000	(1)190,000	190,000
Options exercised	335,000	(2) 33,500

Balance, end of year	6,733,581	1,183,046	6,298,581	1,049,546

(1)	Issued for cash consideration of $1.00 per Common Share
(2)	Issued for cash consideration of $0.10 per Common Share

  Stock options:

   The Corporation has a stock option plan for the directors and officers whereby common shares are reserved for the options granted.

  Outstanding stock options under the plan are as follows:

Exercise Price	Number of Options	Expiry Date
$4.00	30,000	May 14, 2005
$10.00	30,000	May 14, 2005
$20.00	30,000	May 14, 2005
$50.00	30,000	May 14, 2005

  Financial instruments:

            The Corporation's financial instruments consist of accounts receivable, mortgage receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of these instruments approximate their carrying value due to their short-term nature, due to terms being recently negotiated for the mortgage receivable, due to the variable market interest rates attached to certain long-term debt, and due to management's best estimate as to fair value of the remaining long-term debt.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

June 30, 2002 and 2001 and the Year Ended December 31, 2001
  Income taxes:

  Income tax recovery from continuing operations differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rate of 45 per cent (2000 - 46 per cent, 1999-46 per cent) for the following reasons:

	2001	2000

Computed income tax recovery	$(17,860)	$(94,541)
Permanent and other differences	1,662	(11,360)
Change in valuation allowance	16,198	105,901
	$0	$0

The tax effects of temporary differences, including those from discontinued operations, that give rise to future tax assets and future tax liabilities are presented below:

	2001	2000

Future tax assets:
Losses carried forward	$167,533	$158,502
Capital assets - difference in net book value
and undepreciated capital cost	41,432	27,714
Other	9,803	16,354
	218,768	202,570
Less valuation allowance	218,768	202,570
	0	0
Future tax liabilities	0	0

Net future tax assets	$0	$0

The Corporation has approximately $388,000 of non-capital losses available at December 31, 2001, to reduce taxable income of future years. These losses will begin to expire if not used by December 31, 2004.

  Earnings per Common Share

Basic net income (loss) per Common Share has been calculated using the weighted average number of Common Shares outstanding during the period of 6,733,581.
	For the period	For the period
	ended	ended
	June 30, 2002	June 30, 2001

Net loss per Common Share	$0.00	$(.02)
Diluted net income (loss) per Common Share is not presented, as the effect of Common Share options is anti-dilutive.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended

June 30, 2002 and 2001 and the Year Ended December 31, 2001

  Note Receivable:

June 30,2002, Westrange Corp. sold the shares of its subsidiary Terra Fibre Utility Corp. for the sum of $400,000.

The terms of the sale are as follows:

1.	$400,000 note payable in 10 semi-annual payments of $40,000 over 5 years.
2.	Note secured by general security agreement over Terra Fibre Utility Corp. and purchasers holding company.
3.	Guarantees from Terra Fibre Utility Corp. and principals of the purchasing company.
4.	Sale price includes retirement of existing shareholders loans between Westrange Corp. and Terra Fibre Utility Corp.
  Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

Directors and Officers
Directors:	Lionel Kambeitz, Chairman and CEO

Kevin Sidloski,
Independent Entrepreneur, Independent Director,

Wayne Bernakevitch,
Barrister and Solicitor, Independent Director

Officers:	Lionel Kambeitz, Chairman and CEO

Shareholder Information
Stock exchange:	The Toronto Stock Exchange Venture Exchange (TSX Venture Exchange)

Stock symbol:	WRC

Common Shares outstanding as of June 30, 2002:
6,733,581

Head office and Investor relations address:
Westrange Corp. Suite 201 2500 13th Avenue Regina, Saskatchewan S4P 0W2 Telephone: (306) 545-2277 Fax: (306) 545-3262 e-mail: investorrelations@westrange.com

Registrar and Transfer Agent:
Computershare Investor Services Inc. Corporate Trust Services 600, 530 - 8th Avenue S. W. Calgary, Alberta T2P 3S8

Bank:	CIBC

Shareholder Information

(continued)

Auditors:	KPMG, LLP Chartered Accountants Regina, Saskatchewan

Legal Counsel:	McDougall Gauley Barristers and Solicitors, Regina, Saskatchewan

Armstrong Perkins Hudson, Barristers and Solicitors, Calgary, Alberta

Dividend policy:

No dividends have been paid on any common shares of the Corporation since the date of inception, and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

Duplicate communications:

Some shareholders may receive more than one copy of the annual report and proxy-related material. This is generally due to ownership of registered shares in addition to non-registered shares; holding shares in more than one account; or purchasing shares from more than one stock brokerage firm. Every effort is made to avoid such duplication.

Shareholders who receive duplicate mailings should notify the investor relations department at the above address.